EXHIBIT 20


                                                FOR IMMEDIATE RELEASE
                                                April 23, 1996


ZURN INDUSTRIES TO SELL ITS LYNX GOLF
AND MECHANICAL POWER TRANSMISSION BUSINESSES

Erie, PA...Following a meeting of its Board of Directors, Zurn Industries, Inc. (NYSE:ZRN) announced today that it intends to sell its Lynx Golf and Mechanical Power Transmission businesses.

Zurn also stated that it had retained BT Securities Corporation of New York to assist in the sale of its Lynx Golf business. In addition, Zurn said that it had sold its interest in Unifiber Corporation, a supplier of graphite shafts to the golf industry, and that it had agreed to sell the Lynx foundry in Dayton, NV to a non-golf manufacturer in a cash transaction.

Zurn stated that it had decided to sell its Mechanical Power Transmission business following receipt of an unsolicited offer. With revenues of over $40 million Zurn's Mechanical Power Transmission business includes Mechanical Drives Division and Bay City Forge of Erie, PA, Marland Clutch of LaGrange, IL and Centric Clutch of Woodbridge, NJ.

Commenting on these actions, Zurn Chairman and CEO Robert R. Womack said, "In view of the considerable consolidation in the mechanical power industry, we concluded that Zurn had to be either a buyer or seller. Furthermore, given Zurn's breadth of business activities and other investment priorities, we concluded that it was in the best interest of our shareholders and employees that we sell the Mechanical Power Transmission business."

Regarding Lynx Golf, Womack commented, "With our efforts to turn around the fortunes of Lynx Golf showing continued promise, we felt that now was the time for Lynx to stand on its own and for Zurn to focus on its core industrial businesses. In January of 1995, Lynx introduced its new technically advanced Black Cat irons with considerable success. During the past year Lynx has rebuilt its distribution system. In January 1996, Lynx introduced a new line of Black Cat metal woods in both titanium and steel with strong market response. These actions together with the cost benefits of exiting its foundry operations should enable Lynx to move forward as a viable entity.


                              ...more...


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                             Zurn Industries, Inc.

Page 2


"Overall these actions will reduce Zurn's business segments from four to two, facilitate the focus of management attention and resources on core businesses and provide additional funds for investment in core business segments, namely Water Control and Power Systems.

"We expect that today's actions will require only a small charge to fiscal 1996 fourth quarter earnings which will be announced as previously scheduled on May 16."

Zurn Industries, Inc. is a leading designer, constructor and manufacturer of systems and equipment for power generation, water control and mechanical power transmission, and Lynx golf equipment.

                                 * * * * * *
Contact: Steve Adams
ZURN INDUSTRIES, INC.
Erie, PA  814/452-2111































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